SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.   )


                          PAN ASIA COMMUNICATIONS CORP.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   30213S 207
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                                 (CUSIP number)

                                 618335 BC LTD.
                              8380 BRIDGEPORT ROAD
                    RICHMOND, BRITISH COLUMBIA CANADA V6X 3C7
                                 (604) 681-1064
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  MARCH 3, 2003
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             (Date of event which required filing of this statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].


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CUSIP NO.  30213S 207                 13D                      PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSONS

     618335 BC LTD.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                     (a) [_]
                                                                         (b) [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH COLUMBIA, CANADA (618335 BC LTD.)

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NUMBER OF     7     SOLE VOTING POWER
                    1,500,000 COMMON SHARES
SHARES
              ------------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER

OWNED BY            0
              ------------------------------------------------------------------
EACH          9     SOLE DISPOSITIVE POWER

REPORTING           1,500,000 COMMON SHARES
              ------------------------------------------------------------------
PERSON WITH   10    SHARED DISPOSITIVE POWER
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500,000 COMMON SHARES

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8%

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14   TYPE OF REPORTING PERSON*
     CO

CUSIP NO.  30213S 207                 13D                      PAGE 3 OF 5 PAGES
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1    NAME OF REPORTING PERSONS

     CAROL JACKSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                     (a) [_]
                                                                         (b) [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADIAN  (CAROL  JACKSON)

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NUMBER OF     7     SOLE VOTING POWER
                    1,500,000 COMMON SHARES
SHARES
              ------------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER

OWNED BY            0
              ------------------------------------------------------------------
EACH          9     SOLE DISPOSITIVE POWER

REPORTING           1,500,000 COMMON SHARES
              ------------------------------------------------------------------
PERSON WITH   10    SHARED DISPOSITIVE POWER
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500,000 COMMON SHARES

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8%

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14   TYPE OF REPORTING PERSON*
     CO

CUSIP NO. 30213S 207                  13D                      PAGE 4 OF 5 PAGES


ITEM  1.  SECURITY  AND  ISSUER.

This Statement relates to Common Shares, with par value of $0.01, of PanAsia Communications Corp. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 1001, 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.

ITEM  2.  IDENTITY  AND  BACKGROUND.

This statement is being filed by:

     (a)  Carol Jackson

     (b)  Address: 3839 Cypress Street, Vancouver, British Columbia, Canada V6J
          3P4

     (c)  Ms. Jackson is not an officer or director of the Issuer.

     (d) During the last five years, Ms. Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Ms. Jackson has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Ms. Jackson is a citizen of Canada.

     (g) Ms. Jackson is an investor and the controlling shareholder of 618335 BC Ltd.

     (h) 618335 BC Ltd. is a Canadian corporation incorporated under the Company Act of British Columbia, Canada and is wholly controlled by Ms. Jackson.

     (i) Address: 8380 Bridgeport Road, Richmond, British Columbia, Canada V6X 3C7.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Of the 1,500,000 Common Shares of the Issuer acquired by Ms. Jackson in the transaction(s) giving rise to the obligation to file this report, 1,500,000 Common Shares of the Issuer are owned directly and indirectly by Ms. Jackson, through 618335 BC Ltd., a company wholly controlled by Ms. Jackson.

Of the 1,500,000 Common Shares of the Issuer directly and indirectly acquired by Ms. Jackson, 1,500,000 Common Shares were issued to her without the payment of any additional consideration as part of a debt settlement agreement with 618335 BC Ltd. to settle debts of $15,000.00.

ITEM 4.  PURPOSE OF TRANSACTION.

On March 3, 2003, Ms. Jackson acquired 1,500,000 Common Shares in the Issuer indirectly through 618335 BC Ltd. Following the issuance of the 1,500,000 Common Shares of the Issuer on March 3, 2003, which transaction gave rise to the obligation to file this report, Ms. Jackson owned a total of 1,500,000 Common Shares of the Issuer directly and indirectly through 618335 BC Ltd. which transaction gave rise to the obligation to file this report.

Subject to market and business conditions and other factors, Ms. Jackson, either directly herself or through 618335 BC Ltd., may purchase additional shares, maintain her present ownership of shares or sell some or all of the shares. At present, Ms. Jackson contemplates that such additional shares, if any, would also be purchased for investment purposes only.

CUSIP NO.  30213S 207                 13D                      PAGE 5 OF 5 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of Issuer Common Shares beneficially owned by Carol Jackson are 1,500,000 and 8%, respectively.

(b)  See Items 7 through 10 on the Cover Pages of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Ms. Jackson and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:  Administrative Services Contract


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  March 3, 2003
                                    --------------------------------------------
                                                      (Date)


                                               /s/  Carol Jackson
                                    --------------------------------------------
                                                   (Signature)


                                                  Carol Jackson
                                    --------------------------------------------
                                                  (Name/Title)


                                    618335 BC LTD., by its authorized signatory:


                                               /s/  Carol Jackson
                                    --------------------------------------------
                                                   (Signature)

                                        Carol Jackson, Director and President
                                    --------------------------------------------
                                                    Name/Title


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